UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

THE MOTION PICTURE HALL OF FAME, INC.
(Name of Small Business Issuer in its charter)

COMMISSION FILE NUMBER ___________________

State of Incorporation: Nevada
I.R.S. Employer Identification Number: 94-3361244

504 Cantera Circle
Palm Springs, CA 92262
(Address of principal executive offices)

760-320-3128
(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered: None
Name of each exchange on which each class is to be registered: None

Securities to be registered under Section 12(g) of the Act:
Title of class: Common Stock, $0.001 par value

i

PART II	10

Market Price of and Dividends on Our Common Stock and Related Stockholder
Matters	10
Dividends	10
Securities Authorized for Issuance Under Equity Compensation Plans	10

Legal Proceedings	10

Changes in and Disagreements With Accountants on Accounting and Financial
Disclosure	10

Recent Sales of Unregistered Securities	11

Indemnification of Directors and Officers	12

PART F/S - Financial Statements	13
Index to Financial Statements	13

PART III - Exhibits	14
Index to Exhibits	14

SIGNATURES

ii

BUSINESS

Description of Business.

Business Development.

Our company, The Motion Picture Hall of Fame, Inc., was incorporated in Nevada on March 2, 2000. We are still in the development stage. Our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.

Our Business.

Our business purpose is to:

•
Create, develop, maintain and manage world-class, themed, walk-through attractions dedicated to the history and art of making motion pictures. Each themed attraction, the first to be located in Las Vegas, Nevada, will be called The Motion Picture Hall of Fame. Each will commemorate and honor movies, actors, actresses, writers, directors, producers and film scores that have had a profound impact upon the motion picture industry.

Our business office is located at 504 Cantera Circle, Palm Springs, CA 92262. Our telephone number is (760) 320-3128.

Plan of Operations.

Management Agreement with Ripley Leisure Entertainment.

On March 26, 2004 we entered into a long-term, management agreement with Ripley Leisure Entertainment of Orlando, Florida for it to be our exclusive agent to design, build, maintain and manage our walk-through museums any where in the world. Ripley Leisure Entertainment is a division of The Jim Pattison Group, believed to be the third largest privately-held company in Canada. The Group has 26,000 employees, annual sales over $5.5 billion and assets of $3.4 billion.

Ripley is quite experienced in the development and operation of walk-through entertainment tourist attractions. It owns and operates 65 attractions in 11 countries, including 27 Ripley’s Believe It Or Not Museums in the United States and eight foreign countries, seven Guinness World Records Museums, three Louis Tussaud’s Wax Museums, three Ripley’s Haunted Adventures, two Ripley’s Aquariums and other attractions. It boasts attendance figures of over 12 million guests a year.

Our management contract with Ripley contemplates that our company shall either own or long-term lease the physical facilities in which the Motion Picture Hall of Fame walk-through attractions shall be built and maintained. Ripley shall design, supervise the construction of, operate, maintain and manage the facilities. Ripley shall receive a fee for supervising the design and construction of each facility and a separate, yearly fee for the management and maintenance of each facility.

We have had difficulties locating long-term rental space for our first museum facility. Ripley is helping us choose the location. We initially targeted Hollywood, but we found no empty buildings available at reasonable rental prices. We then targeted Las Vegas, Nevada and had an oral agreement with Planet Hollywood for space in a casino it was rehabilitating. Planet Hollywood kept us on the hook for months and then recently backed out at the last minute. Ripley recently opened a new Ripley’s Believe It or Not museum in the 42nd and Broadway area in New York City and now advises us to consider placing the first museum there. We may possibly do this, as Ripley says there is space available at prices comparable to prices in Las Vegas. Ripley has prepared a written proposal for a $9 million facility. We will be discussing the possible financing of such a facility for New York City with investors and lenders. We are also discussing with investors the building of a second and a third Motion Picture Hall of Fame in China and India. We anticipate that we can obtain debt financing from traditional and non-traditional banking sources for the building of the walk-through facilities as long as Ripley remains our exclusive agent to design, build, maintain and manage the tourist attractions. The Motion Picture Halls of Fame in China and India will feature the development of the motion picture industry in their respective countries but also present information with regard to the motion picture industry in the United States.

We and Ripley anticipate that the New York City facility would be open for tourist business within twelve to fifteen months after financing is obtained for the build out and placement of exhibits.

Competition.

There is no single repository of information identifying and housing the "greats" of the motion picture industry. There are annual awards made by the Academy of Arts and Sciences, the Screen Actors Guild, the Writers Guild of America, the Producers Guild of America and the Directors Guild of America. However, a person is not able to visit a central repository - a themed attraction - of the motion picture industry's history with emphasis upon the greatest films and individuals who led the shaping of the industry.

Our management has inquired of several prominent persons within the motion picture industry in an effort to determine whether our Hall of Fame will be accepted by the industry or be opposed by the studios, the Academy, or the various guilds. To date, we have found no opposition but, rather, support.

Raw Materials and Suppliers.

The company has access to a huge amount of material in the public domain. However, certain motion pictures, stills and recordings are either owned by other parties or protected by copyright. The Company expects to buy or license the use of such material where it is deemed necessary and advisable to attain and maintain the Company’s pre-eminent position as the repository of information identifying and housing the “greats” of the motion picture industry.

Dependence on Major Customers.

We are insufficiently developed to determine if we will become dependent on major suppliers of visitors to our themed attraction. We will aggressively pursue opportunities with tour companies and anticipate that they will become major suppliers of visitors to our themed attraction.

Patents, Trademarks and Licenses.

We have trademarked our name and will file for trademark and trade name protection with regard to any trademarks or trade names we develop. A major concern, however will be in dealing with the protections afforded by copyrights that apply to films and the film clips, studio-written material that attend the promotion of films and actors, and other available material that we may wish to include on our web site and in our themed attraction. We anticipate that some of the copyrighted material will become available to us at no cost but recognize that we will have to pay royalties with regard to some material and that we will have to write and produce a significant part of our information.

Government Approval of Principal Products.

No government approval will be required with regard to our activities other than the normal requirements cities have for the themed attraction that would apply to any similar building of its nature.

Government Regulations.

There are no governmental regulations applicable to our proposed business. We do not propose to display lewd or salacious material on our web site or in our themed attraction or to honor the pornographic element of the motion picture industry.

Seasonality.

There should be no seasonal aspect to our business.

Research and Development.

The promoters of our company estimate that they expended approximately $600,000 in pre- and post-incorporation activities related to developing the theme and business plan of our company.

Environmental Controls.

We are subject to no environmental controls or restrictions that require the outlay of capital or the obtaining of a permit in order to engage in business operations.

Number of Employees.

At present four persons (including one part time) are working for the Company. Subject to our obtaining sufficient working capital, we plan to hire several full-time and part-time employees to assist our officers in the pursuit of our business objectives.

MANAGEMENT’S PLAN OF OPERATION

During the next twelve months we plan to enter into a long-term lease agreement with one or another of the owners of property along the “strip” within which property Ripley will design and direct the construction of our first themed attraction to be named “The Motion Picture Hall of Fame”, and manage it.

We plan on raising the $9 million needed to put into operation the museum when it is completed. In this regard, we entered into a letter of intent on December 16, 2005 with a group of venture capitalist investors named Diversified Lending Group, Inc. for a loan to us of the needed funds. The major terms of the letter of intent are:

•	Amount of loan - $9 million, convertible into equity on terms to be negotiated

•	Term - 5 years from date of loan documents

•	Loan fees - 5 percent of loan amount

•	Payment terms - interest only until maturity

•	Interest rate - approximately 12 percent

•	Collateral - first lien on the property and associated assets; guaranty by Robert Alexander, president of our company

•	Participation - 50/50 split of profits

Provided we receive the investment from Diversified Lending Group, Inc., that should satisfy all our cash requirements through the construction period and a few months after the opening of the themed attraction. But until we have a lease agreement with a New York City property owner, we can satisfy our cash requirements for only a few weeks unless we raise additional funds through loans or the sale of stock.

We will assist Ripley in locating memorabilia of the film industry for placement in the museum. Some of this will be subject to copyright protection, and we will have to pay for the right to place it in our museum. We anticipate that some of it will be loaned to us free of charge.

The proposal Ripley drafted includes $6,000,000 for exhibits, some of which will be equipment that lights or activates exhibits that are in motion.

Assuming we do lease space in the next 12 months in a hotel, casino or other facility and commence the construction or build-out of the space for our museum, we will hire additional employees to help Ripley supervise the construction activities and to locate and acquire suitable exhibits for the museum. We will also assist Ripley in the selection of artists to help decorate the exhibit areas.

Off-Balance Sheet Arrangements.

Our company has not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under which we have

•	an obligation under a guarantee contract,

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets,

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or

•
any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by us and material to us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

DESCRIPTION OF PROPERTY

We own no plants or other significant properties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table shows information as of June 1, 2007 with respect to each beneficial owner of more than five percent of our Common Stock, which is the sole voting stock of the company, and to each of the officers and directors of the company individually and as a group:

Person	Amount and Nature of Beneficial Owner		Percent of Shares

Robert Alexander 504 Cantera Circle Palm Springs, CA 92262	1,100,393	(1)	15.5

Danny Pharmer 504 Cantera Circle Palm Springs, CA 92262	1,150,262		16.2

Thomas J. Kenan 212 Northwest 18 Street Oklahoma City, OK 73103	400,000		5.6

Gary Bryant 19 Island Vista Newport Beach, CA 92657-1810	465,500	(2)	6.6

Janie Hughes 2950-1 Escoba Drive Palm Springs, CA 92264	150,000	2.1

Officers and directors as a Group (3 persons)	2,400,655	33.9

(1)	250,000 of these shares are held of record by Janet Weideman, Mr. Alexander’s spouse. Mr. Alexander disclaims any beneficial interest in these shares.

(2)	8,500 of these shares are owned of record by Newport Capital Consultants, Inc., which is under the control of Mr. Bryant.

Changes in Control. There are no arrangements that may result in a change in control of our company.

DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

A list of the current officers and directors appears below. There are no family relationships among them.

Person	Office	Date of Office	Office Expires

Robert Alexander, 63	President and Director	2000	2008
Dan Pharmer, 55	Chief Financial Officer, Vice President and Director	2002	2008
Janie Hughes, 60	Director	2006	2008

Robert Alexander. Mr. Alexander is responsible for overseeing all aspects of the Hall of Fame and its departments. For the past 40 years, Alexander has been involved in the entertainment industry. His expertise lies in promotion and marketing of entertainment projects. Alexander will bring this expertise and the contacts that he has formed throughout the years to the Hall of Fame. Alexander will work closely with Ripley to lay the foundation for this enterprise. He will also work closely with the company that will be handling national public relations for the themed attraction. From 2000 to the present he has been the president of our company and has been involved in the development of two new television shows: “The Beat Goes On” and “The Garlic Roast”. From 2002 until the present Mr. Alexander has been the president of the Palm Springs Walk of Stars. From 2004 to the present he has been the president of the Las Vegas Walk of Stars. From 2005 to the present he has been president of the Anaheim Walk of Stars. Mr. Alexander will devote one hundred percent of his time to the affairs of our company.

Dan Pharmer. From 1976 to the present Mr. Pharmer has been self-employed as a real estate investor. He is the Founder of the Firefighters of America Foundation, a non-profit organization that restores fire trucks and equipment and assists families in their time of need. He is a financially astute person and owns considerable rental properties.

Janie Hughes. Ms. Hughes founded in 1985 and is the president of Q3 Telecom, Inc., a company that is engaged in prepaid communications services through landlines, internet and wireless media and that is engaged in prepaid calling cards through vending applications in business centers and airports nationwide.

Involvement in certain legal proceedings. None of the officers and directors, during the past five years, has been involved in any of the following events:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

EXECUTIVE COMPENSATION

The following table sets forth for the last two fiscal years the compensation of our principal executive officer and, if there be such persons, the two most highly-compensated executive officers that earned in excess of $100,000:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Robert Alexander, CEO	2006		60,000				60,000
	2005		27,000				27,000

Outstanding Equity Awards at Fiscal Year-End

For any executive officer named in the above table, there were no unexercised stock options, stock that has not vested, or equity incentive plan awards outstanding as of the end of the last fiscal year.

Compensation of Directors

The following information concerns the compensation of the directors for the last fiscal year:

Director Compensation

Name	Fees Earned or Paid in Cash $	Stock Awards $	Option Awards $	All Other Compensation $	Total $
Robert Alexander	0	0	0	0	0
Dan Pharmer	0	0	0	0	0
Janie Hughes	0	0	0	0	0

Certain Relationships and Related Transactions and Director Independence

Transactions with Related Persons. There are no transactions, since the beginning of our last fiscal year, or any currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Director Independence. The following table identifies whether each of our directors is “independent” under the independence standards of Nasdaq.

Name of Director	Not Independent	Independent
Robert Alexander	X
Dan Pharmer	X
Janie Hughes		X

DESCRIPTION OF SECURITIES

Common Stock. Our company is authorized to issue 50 million shares of common stock, $0.001 par value and has 7,087,008 shares of common stock issued and outstanding on June 28, 2007 and owned by 146 shareholders.

Voting rights. Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

Dividend rights. Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available therefore.

Liquidation rights. Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

Preemptive rights. Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

Registrar and transfer agent. Interwest Transfer Company, Inc. of Salt Lake City, Utah is the transfer agent and registrar of our common stock.

Dissenters' rights. Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the corporation to repurchase its shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's articles of incorporation.

There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company.

PART II

Market Price of and Dividends on Our Common Stock and Related Stockholder Matters.

Our common stock is quoted on the Pink Sheets and trades on an unsolicited basis only. We publish current information about our company, including annual and quarterly financial statements, at the Pink Sheets web site. The information complies with the disclosure requirements of SEC Reg. 15c2-11 of the 1934 Exchange Act. The following sets forth the high and low bid information provided by the Pink Sheets for our common stock for each quarter within the last two fiscal years and any subsequent quarter for which financial statements are provided. The quotations reflect inter-dealer prices, without mark-up, mark-down or conversion and may not represent actual transactions.

Period		High	Low
2005
	1st Qtr	n/a	n/a
	2nd Qtr	None	None
	3rd Qtr	1.10	0.55
	4th Qtr	0.80	0.25
2006
	1st Qtr	0.30	0.25
	2nd Qtr	0.20	0.20
	3rd Qtr	None	None
	4th Qtr	None	None
2007
	1st Qtr	None	None

None of our shares of common stock are subject to outstanding options or warrants to purchase, or securities convertible into, our common stock. Of the 7,087,008 shares of common stock outstanding, 5,935,300 shares could be sold pursuant to Rule 144 under the Securities Act of 1933 as of May 31, 2007.

Dividends.

We have declared no cash dividends on our common stock since inception. There are no restrictions that limit our ability to pay dividends on our common stock or that are likely to do so in the future other than the restrictions set forth in Nevada Revised Statutes, 78.288. These restrictions provide that no distribution may be made to our shareholders if, after giving effect to the distribution, (1) we would not be able to pay our debts as they mature or (2) our total assets would be less than our total liabilities plus any amounts needed, were we to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders over the rights of the common stock shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans.

We have no compensation plans under which equity securities are authorized for issuance.

Legal Proceedings.

Neither our company nor any of its property is a party to, or the subject of, any material pending legal proceedings other than ordinary, routine litigation incidental to our business.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

During the two most recent fiscal years or any later interim period, our principal independent accountant has not resigned, declined to stand for reelection or been dismissed.

Recent Sales of Unregistered Securities.

The following table sets forth information for all shares of common stock sold by us within the last three years without registering the securities under the Securities Act.

Date	No. of Persons	No. of Shares	Price Per Share	Total Cash	Other

06-04	1	5,000	$0.50		(1)
08-04	1	37,500	1.00		Assignment of web site
09-04	4	49,500	0.50	$1,000	(2)
10-04	2	20,000	0.50		(3)
11-06-04	2	20,000	0.50	$5,000	(4)
11-27-04	2	140,000	0.10	$13,000	(5)
12-04	5	45,000	0.63		(6)
01-05	1	100,000	0.63		Celebrity networking
04-05	5	462,500	0.73		(7)
05-05	4	75,000	0.73		(8)
07-05	1	50,000	0.40		Work on computer
10-05	10	484,000	0.40		(9)
11-05	2	130,000	0.73		(10)
01-06	3	65,000	0.25		(11)
04-06	4	525,000	0.20		(12)
06-06	1	300,000	0.20		-
06-06	3	150,000	0.20	$20,000	(13)
01-07	5	575,000	0.19	$19,000	(14)
04-07	3	60,000	0.05	$3,000

(1)	Promoting the issuer to New York City as a possible site for a museum.

(2)	Two persons, 25,000 shares, for software for the issuer’s computers.
One person, 22,500 shares, for work on a business plan for the issuer.
One person, 2,000 shares, for cash.

(3)	Promoting the issuer to the city of Las Vegas, Nevada as a possible site for a museum.

(4)	One person, cash.
One person, 60,000 shares, establishment of bookkeeping records.

(5)	One person, 10,000 shares, work on the issuer’s computers.

(6)	One person, 10,000 shares, celebrity networking.
Two persons, 15,000 shares, camera work for publicity.
Two persons, 20,000 shares, formatting TV program.

(7)	One person, 12,500 shares, $1.00 a share, compensation for loaning money to the issuer.
One person, 200,000 shares, representing the issuer in Asia.
One person, 100,000 shares, celebrity networking.
One person, 100,000 shares, establishment of bookkeeping records.
One person, 50,000 shares, work on the issuer’s computers.

(8)	Two persons, 55,000 shares, executive compensation.
Two persons, 20,000 shares, camera work for publicity.

(9)	One person, 250,000 shares, attorney fees.
One person, 100,000 shares, TV formatting.
Two persons, 60,000 shares, computer software work.
One person, 10,000 shares, consulting on Las Vegas power structure.
One person, 2,000 shares, consulting on Asian market.
Four persons, 62,000 shares, celebrity networking.

(10)	One person, 125,000 shares, director’s fee.
One person, 5,000 shares, computer design.

(11)	One person, 20,000 shares, compensation to movie star for appearing in web site advertisement.
Two persons, 45,000 shares, consulting on Las Vegas and Anaheim, CA, power structure.

(12)	Two persons, 500,000 shares, compensation for issuer’s officers.
One person, 15,000 shares, drafting a business plan.
One person, 10,000 shares, consultant on opportunities in Asia.

(13)	One person, 100,000 shares, drafting on business plan.
Two persons, 50,000 shares, exhibit design.

(14)	Three persons, 225,000 shares, compensation for officers and directors.
One person, 250,000 shares, compensation for extending loan to issuer.
One person, 100,000 shares, for cash.

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or were fewer than 36 non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of Regulation D. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales.

Indemnification of Directors and Officers.

Pursuant to the Nevada Securities Act, under most circumstances the company’s officers and directors may not be held liable to the company or its shareholders for errors in judgment or other acts or omissions in the conduct of the company’s business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

PART F/S

Set forth below are the following financial statements for our company:

Chang G. Park, CPA, Ph. D.
t 371 E STREET t CHULA VISTA t CALIFORNIA 91910-2615t
t TELEPHONE (858)722-5953 t FAX (858) 408-2695
t E-MAIL changgpark@gmail.com t

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Motion Picture Hall of Fame, Inc.

We have audited the accompanying balance sheets of Motion Picture Hall of Fame, Inc. (the Company) as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended and for the period from March 2, 2000 (inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Motion Picture Hall of Fame, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended and for the period from March 2, 2000 (inception) to December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Chang G. Park, CPA
Chang G. Park, CPA

March 21, 2007 Chula Vista, CA. 91910

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
BALANCE SHEETS

	December 31,
	2,006	2,005

ASSETS

CURRENT ASSETS:
Cash & cash equivalents	$214	$789

PROPERTY AND EQUIPMENT, net	95	347

TOTAL ASSET	$309	$1,136

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable & accrued expenses	$14,979	$26,933
Loan payable	180,000	180,000
Due to officer	-	-
Total current liabilities	194,979	206,933

STOCKHOLDERS' DEFICIT
Common stock, .001 par value; authorized shares 50,000,000,
Issued and outstanding shares 6,795,300 and 5,480,300
at December 31, 2006 & 2005 respectively	6,795	5,480
Additional paid-in capital	4,487,680	4,153,745
Unamortized prepaid expenses	(30,750)	(71,750)
Accumulated deficit	(4,658,395)	(4,293,272)
Total stockholders' deficit	(194,670)	(205,797)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$309	$1,136

The accompanying notes are an integral part of these audited financial statements.

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Cumulative
			from Inception
	December 31,		(March 2, 2000) to
	2006	2005	December 31, 2006

Net revenue	$-	$-	$-

General and administrative	48,294	129,301	709,866
Directors' compensation	148,750	130,500	2,052,005
Consulting fees	55,775	470,000	1,404,662
Abandonment of leasehold improvement	-	-	228,822
Loss on termination of lease	-	-	113,288
Total operating expenses	252,819	729,801	4,508,643

Loss from operations	(252,819)	(729,801)	(4,508,643)

Non-operating income (expense):
Other income	43,947	119,594	407,454
Interest expense	(17,951)	(14,371)	(361,769)
Gain on sales of assets	-	-	163
Loss on settlement of debt	(137,500)	(12,500)	(190,000)
Total non-operating expense	(111,504)	92,723	(144,152)

Loss before income taxes	(364,323)	(637,078)	(4,652,795)

Provision for income taxes	800	800	5,600

Net loss	$(365,123)	$(637,878)	$(4,658,395)

Basic and diluted weighted average number of
common stock outstanding	6,185,341	4,825,396

Basic and diluted net loss per share	$(0.06)	$(0.13)

The accompanying notes are an integral part of these audited financial statements.

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT
FROM INCEPTION (MARCH 2, 2000) TO DECEMBER 31, 2006

	Common stock
	Number of shares	Amount	Additional paid in capital		Unamortized prepaid expense	Accumulated deficit		Total Stockholders' deficit

Issuance of shares for cash to founders	475,000	$475		$(125)		$		$350

Issuance of shares for cash	1,600	2		12,998				13,000

Issuance of shares for services	1,000	1		9,999				10,000

Net loss for the year 2000							(35,484)	(35,484)

Balance as of December 31, 2000	477,600	478		22,872			(35,484)	(12,134)

Issuance of shares for service	300			3,000				3,000

Net loss for the year 2001							(19,750)	(19,750)

Balance as of December 31, 2001	477,900	478		25,872			(55,234)	(28,884)

Issuance of shares for service	49,800	50		233,629				233,679

Issuance of shares for compensation	225,000	225		922,275				922,500

Issuance of shares for interest	62,500	63		256,187				256,250

Forgiveness of loans by shareholders				13,820				13,820

Issuance of shares for cash	35,300	35		145,515				145,550

Issuance of shares for prepaid service	50,000	50		204,950	(194,750)			10,250

Net loss for the year 2002							(1,670,015)	(1,670,015)

Balance as of December 31, 2002	900,500	901		1,802,248	(194,750)		(1,725,249)	(116,850)

Issuance of shares for consulting service	56,450	56		56,394				56,450

Issuance of shares for compensation	183,265	183		183,082				183,265

Issuance of shares for leasehold improvements	95,000	95		94,905				95,000

Issuance of shares for cash	116,685	117		116,568				116,685

Amortization of prepaid consulting costs					41,000			41,000

Net loss for the year 2003							(759,457)	(759,457)

Balance as of December 31, 2003	1,351,900	1,352		2,253,197	(153,750)		(2,484,706)	(383,907)

Issuance of shares for settlement of loan	100,000	100		39,900				40,000

Issuance of shares for cash	453,500	454		49,257				49,711

Issuance of shares for consulting service	918,900	919		575,056				575,975

Issuance of shares for compensation	1,417,500	1,417		665,573				666,990

Amortization of prepaid consulting costs					41,000			41,000

Net loss from April 1 to December 31, 2004							(1,170,688)	(1,170,688)

Balance as of December 31, 2004	4,241,800	4,242		3,582,983	(112,750)		(3,655,394)	(180,919)

Issuance of shares for consulting service	1,046,000	1,046		427,954				429,000

Issuance of shares for settlement of loan	12,500	12		12,488				12,500

Issuance of shares for compensation	180,000	180		130,320				130,500

Amortization of prepaid consulting costs					41,000			41,000

Net loss from April 1 to December 31, 2005							(637,878)	(637,878)

Balance as of December 31, 2005	5,480,300	$5,480	$$	4,153,745	(71,750)		$(4,293,272)	$(205,797)

Issuance of shares for consulting service	50,000	50		9,950				10,000

Issuance of shares for settlement of loan	250,000	250		137,250				137,500

Issuance of shares for compensation	615,000	615		148,135				148,750

Issuance of shares for cash	400,000	400		38,600				39,000

Amortization of prepaid consulting costs					41,000			41,000

Net loss from April 1 to December 31, 2006							(365,123)	(365,123)

Balance as of December 31, 2006	6,795,300	6,795		4,487,680	(30,750)		(4,658,395)	(194,670)

The accompanying notes are an integral part of these audited financial statements.

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Cumulative
			from Inception
	December 31,	December 31,	(March 2, 2000) to
	2006	2005	December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(365,123)	$(637,878)	$(4,658,395)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	252	252	1,168
Forgiveness	(43,947)	(119,594)	(407,454)
Issuance of shares for services	10,000	429,000	1,338,832
Issuance of shares for interest	-	-	258,750
Issuance of shares for compensation	148,750	130,500	2,052,005
Amortization of prepaid expense	41,000	41,000	164,000
Abandonment of leasehold improvement	-	-	228,822
Loss on termination of lease	-	-	113,288
Loss on settlement of debt	137,500	12,500	190,000
Gain on sale of assets	-	-	(163)
Increase in current assets:
Deposits	-	-	(113,288)
Increase in current liabilities:
Accounts payable and accrued expense	(11,954)	25,333	14,979
Total adjustments	281,601	518,991	3,840,939
Net cash used in operating activities	(83,522)	(118,887)	(817,456)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceed from sale of asset	-	-	1,000
Payment for the leasehold improvement	-	-	-
Acquisition of property & equipment	-	-	(135,080)
Net cash used in investing activities	-	-	(134,080)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from officer's loan	43,947	119,594	407,454
Payments on officer's loan
Proceeds (payment) from loan	-	-	180,000
Proceed from issuance of shares and shares to be issued	39,000	-	364,296
Net cash provided by financing activities	82,947	119,594	951,750

NET INCREASE IN CASH & CASH EQUIVALENTS	(575)	707	214

CASH & CASH EQUIVALENTS, BEGINNING BALANCE	789	82	-

CASH & CASH EQUIVALENTS, ENDING BALANCE	$214 $	789	$214

The accompanying notes are an integral part of these audited financial statements.

MOTION PICTURE HALL OF FAME, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Motion Picture Hall of Fame, Inc. (“the Company”) is a development stage company incorporated in the State of Nevada on March 2, 2000. The Company has had no significant operations since its inception. The Company’s only activities have been organizational, directed at acquiring its principal assets, raising its initial capital and developing its business plan. The Company’s intended business is to create, develop, and manage a themed attraction dedicated to the history and art of making motion pictures, and to create, build and maintain a Motion Picture Hall of Fame web site (www.filmfame.com), and to produce and market an annual Television Induction Special.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of five to seven years.

Property and equipment consists of the following as of December 31, 2006 and 2005:

	2006	2005
Furniture & Fixture	$113	$113
Computer	1,150	1,150

	1,263	1,263

Accumulated Depreciation	1,168	916
	$95	$347

Depreciation expenses were $252 for the years ended December 31, 2006 and 2005, respectively.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset. In March 2003, the Company exercised the option to terminate its lease and recorded a loss on abandonment of leasehold improvements of $228,822 which is the total cost incurred for leasehold improvement in the period ended December 31, 2003. The lease term signed on September 10, 2002 was ten years which would commence on Commencement date. The Commencement date was the earlier to occur of (i) the date that Tenant opens for the business or (ii) the date that occurs 120 days from the date landlord substantially completes landlord’s work defined in the lease agreement. The lease was never commenced since these conditions did not occur.

MOTION PICTURE HALL OF FAME, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring..

Income taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Issuance of shares for service

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Stock-based compensation

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment.” SFAS No. 123R establishes the accounting for grants of stock options and other transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R (1) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” (2) supersedes Accounting Principles Bulletin (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and (3) establishes fair value as the measurement objective for share-based payment transactions.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS No. 128), “Earnings Per Share”. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

MOTION PICTURE HALL OF FAME, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company‘s planned principal operations have not commenced and accordingly, no significant revenue has been derived during the years ended December 31, 2006 and 2005.

3.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s did not earn any revenue during the years ended December 31, 2006 and 2005 and the Company has incurred net losses from inception to December 31, 2006 of $4,658,438 including a net loss of $365,166 and $637,878 during the years ended December 31, 2006 and 2005, respectively. The continuing losses have adversely affected the liquidity of the Company. Losses are expected to continue for the immediate future. In addition, the Company's cash flow requirements have been met by the generation of capital through private placements of the Company's common stock and loans. Assurance cannot be given that this source of financing will continue to be available to the Company and demand for the Company's equity instruments will be sufficient to meet its capital needs.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to generate revenues.

4.	PREPAID EXPENSES

The Company issued 500,000 shares (50,000 shares post reverse 10:1 split) of the Company’s common stock for consulting service for five years commencing September 27, 2002 amounting $205,000. For the years ended December 31, 2006 and 2005, $41,000 were recorded as expenses from this prepaid amount, respectively. Unamortized portion of this prepaid expense was recorded as a reduction to equity and amounted to $30,750 and $71,750 for the years ended December 31, 2006 and 2005, respectively.

5.	LOAN PAYABLE

The Company received a loan from an unrelated individual amounting to $180,000 in August 2002. Interest on this loan is $1,050 per month and payable monthly. The loan is due in full upon receipt of funds from Newport Capital Consultants.

MOTION PICTURE HALL OF FAME, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

6.	INCOME TAXES

No provision was made for Federal income tax. The provision for income taxes consists of the state minimum tax imposed on corporations. Through December 31, 2006, the Company incurred net operating losses for income tax purposes of approximately $4,658,438. Differences between financial statement and tax losses were immaterial at December 31, 2006. The net operating loss carryforwards may be used to reduce taxable income through the year 2026. The net deferred tax asset balance, due to net operating loss carryforward, as of December 31, 2006 was approximately $1,583,868. A 100% valuation allowance has been established against the deferred tax asset, as the utilization of the loss carryforward cannot reasonably be assured.

7.	SHAREHOLDERS’ EQUITY

Effective October 17, 2003, the Company executed a 10 to 1 reverse stock split for all outstanding common stock with par value of $.0001 into shares with par value of $.001.

During the year ended December 31, 2005, the Company issued 1,046,000 shares of common stock for the consulting services amounting $429,000.

During the year ended December 31, 2005, the Company issued 12,500 shares of common stock for settlement of loan $12,500.

During the year ended December 31, 2005, the Company issued 180,000 shares of common stock for compensation amounting $130,500.

During the year ended December 31, 2006, the Company issued 50,000 shares of common stock for consulting services amounting $10,000.

During the year ended December 31, 2006, the Company issued 250,000 shares of common stock for settlement of loan amounting $137,500.

During the year ended December 31, 2006, the Company issued 615,000 shares of common stock for compensation amounting $148,750.

During the year ended December 31, 2006, the Company issued 400,000 shares of common stock for cash amounting $39,000.

The stockholders’ equity section of the Company contains the following classes of capital stock as of December 31, 2006 and 2005:

Common stock, $0.001 par value, 50,000,000 shares authorized: 6,795,300 shares and 5,480,300 shares of common stock issued and outstanding.

8.	SUBSEQUENT EVENTS

The Company issued 225,000 shares for officers and directors compensation on January 4, 2007.

 MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
BALANCE SHEETS

	(Unaudited)
	March 31,	December 31,
	2007	2006
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash & cash equivalents	$4,704	$214

PROPERTY AND EQUIPMENT, net	32	95

TOTAL ASSET	$4,736	$309

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable & accrued expenses	$36,029	$14,979
Unearned revenue	9,444	-
Loan payable	180,000	180,000
Due to officer	1,050	-
Total current liabilities	226,523	194,979

STOCKHOLDERS' DEFICIT
Common stock, .001 par value; authorized shares 50,000,000,
Issued and outstanding shares 7,020,300 and 6,795,300
at March 31, 2007 and December 31, 2006 respectively	7,020	6,795
Additional paid-in capital	4,667,455	4,487,680
Unamortized prepaid expenses	(20,500)	(30,750)
Accumulated deficit	(4,875,762)	(4,658,395)
Total stockholders' deficit	(221,787)	(194,670)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$4,736	$309

The accompanying notes are an integral part of these unaudited financial statements.

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Unaudited)

			Cumulative
			from Inception
	March, 31		(March 2, 2000) to
	2007	2006	March 31, 2007

Net revenue	$556	$-	$556

General and administrative	34,773	24,912	744,639
Directors' compensation	180,000	-	2,232,005
Consulting fees	-	-	1,404,662
Abandonment of leasehold improvement	-	-	228,822
Loss on termination of lease	-	-	113,288
Total operating expenses	214,773	24,912	4,723,416

Loss from operations	(214,217)	(24,912)	(4,722,860)

Non-operating income (expense):
Other income	-	1,782	407,454
Interest expense	(3,150)	(4,796)	(364,919)
Gain on sales of assets	-	-	163
Loss on settlement of debt	-	0	(190,000)
Total non-operating expense	(3,150)	(3,014)	(147,302)

Loss before income taxes	(217,367)	(27,926)	(4,870,162)

Provision for income taxes	-	-	5,600

Net loss	$(217,367)	$(27,926)	$(4,875,762)

Basic and diluted weighted average number of
common stock outstanding	7,012,800	5,480,300

Basic and diluted net loss per share	$(0.03)	$(0.01)

The accompanying notes are an integral part of these unaudited financial statements.

 MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)

	March 31, 2007	March 31, 2006	Cumulative from Inception (March 2, 2000) to March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(217,367)	$(27,926)	$(4,875,762)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	63	34	1,231
Forgiveness	-	(1,782)	(407,454)
Issuance of shares for services	-	-	1,338,832
Issuance of shares for interest	-	-	258,750
Issuance of shares for compensation	180,000	-	2,232,005
Amortization of prepaid expense	10,250	10,250	174,250
Abandonment of leasehold improvement	-	-	228,822
Loss on termination of lease	-	-	113,288
Loss on settlement of debt	-	-	190,000
Gain on sale of assets	-	-	(163)
Increase in current assets:
Deposits	-	-	(113,288)
Changes in operating assets and liabilities:
Accounts payable and accrued expense	21,050	14	36,029
Unearned revenue	9,444	-	9,444

Total adjustments	220,807	8,516	4,061,746
Net cash used in operating activities	3,440	(19,410)	(814,016)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of asset	-	-	1,000
Payment for the leasehold improvement	-	-	-
Acquisition of property & equipment	-	-	(135,080)
Net cash used in investing activities	-	-	(134,080)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from due to officer	1,050	18,673	408,504
Payments on officer's loan
Proceeds (payment) from loan	-	-	180,000
Proceeds from issuance of shares and shares to be issued	-	-	364,296
Net cash provided by financing activities	1,050	18,673	952,800

NET INCREASE IN CASH & CASH EQUIVALENTS	4,490	(737)	4,704

CASH & CASH EQUIVALENTS, BEGINNING BALANCE	214	789	-

CASH & CASH EQUIVALENTS, ENDING BALANCE	$4,704	$52	$4,704

Supplemental Cash Flow Disclosures:

Cash paid during period for interest	$2,100	$4,796	$363,869
Cash paid during period for taxes	$-	$-	$5,600

The accompanying notes are an integral part of these unaudited financial statements.

MOTION PICTURE HALL FO FAME, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
March 31, 2007

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Motion Picture Hall of Fame, Inc. (“the Company”) is a development stage company incorporated in the State of Nevada on March 2, 2000. The Company has had no significant operations since its inception. The Company’s only activities have been organizational, directed at acquiring its principal assets, raising its initial capital and developing its business plan. The Company’s intended business is to create, develop and manage a themed attraction dedicated to the history and art of making motion pictures, and to create, build and maintain a Motion Picture Hall of Fame (web site www.filmfame.com) and to produce and market an annual Television Induction Special.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and a gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of five to seven years.

Property and equipment consists of the following as of March 31, 2007:

Furniture & Fixtures	$113
Computer	1,150
1,263
Accumulated Depreciation	(1,231)
$32

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

MOTION PICTURE HALL FO FAME, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
March 31, 2007

Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be not realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Issuance of shares for Service

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Stock-based Compensation

In December 2004, FASB issued SFAS No. 123R, “Share Based Payment. ” SFAS No 123R establishes the accounting for grants of stock options and other transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R (1) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” (2) supersedes Accounting Principles Bulletin (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and (3) establishes fair value as the measurement objective for share-based payment transactions.

Basic and diluted net loss per Share

Net loss per share is calculated in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS No 128), “Earnings Per Share.” Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as funds obtained thereby were used to purchase common stock at the average market price during the period.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company’s planned principal operations have not fully commenced; however a sale of $556 was recorded in the quarter ending March 31, 2007.

MOTION PICTURE HALL FO FAME, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
March 31, 2007

3.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses from inception to March 31, 2007 of $4,875,762.

Losses are expected to continue for the immediate future. In addition, the Company’s cash flow requirements have been met by the generation of capital through private placements of the Company’s common stock and loans. Assurance cannot be given that this source of financing will continue to be available to the Company and demand for the Company’s equity instruments will be sufficient to meet its capital needs. However, the company is in the process of following through with its business plan and is currently in negotiation to lease a location for the themed attraction.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to generate revenues.

4.	PREPAID EXPENSES

The Company issued 500,000 shares (50,000 shares post reverse 10:1 split) of the Company’s common stock for consulting services for five years, commencing September 27, 2002 amounting to $205,000. For the period ending March 31, 2007, $10,250 was recorded as an expense from this prepaid amount. Unamortized portion of this prepaid expense was recorded as a reduction to equity and amounted to $20,500 for the quarter ending March 31, 2007.

5.	LOAN PAYABLE

In August 2002, the Company received a loan from an unrelated individual amounting to $180,000. Interest on this loan is $1,050 per month and payable monthly. The loan is due in full upon receipt of funds from Newport Capital Consultants.

6.	INCOME TAXES

No provision was made for Federal income tax. The provision for income taxes consists of the state minimum tax imposed on corporations. Through March 31, 2007, the Company incurred net operating losses for income tax purposes of approximately $4,875,762. Differences between financial statement and tax losses were immaterial at March 31, 2007. The net operating loss carryforwards may be used to reduce taxable income through the year 2026. The net deferred tax asset balance, due to net operating loss carryforward as of December 31, 2006 was approximately $1,657,759. A 100% valuation allowance has been established against the deferred tax asset, as the utilization of the loss carryforward cannot reasonably be assured.

MOTION PICTURE HALL FO FAME, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
March 31, 2007

7.	SHAREHOLDERS’ EQUITY

Effective October 17, 2003, the Company executed a 10 to 1 reverse stock split for all outstanding common stock with par value of $.0001 into shares with par value of $.001.

During the year ended December 31, 2005 the Company issued 1,046,000 shares of common stock for consulting services amounting to $429,000.

During the year ended December 31, 2005, the Company issued 12,500 shares of common stock for settlement of a loan of $12,500.

During the year ended December 31, 2005, the Company issued 180,000 shares of common stock for compensation amounting to $130,500.

During the year ended December 31, 2006, the Company issued 50,000 shares of common stock for consulting services amounting to $10,000.

During the year ended December 31, 2006, the Company issued 250,000 shares of common stock for settlement of a loan amounting to $137,500.

During the year ended December 31, 2006, the Company issued 615,000 shares of common stock for compensation amounting to $148,750.

During the year ended December 31, 2006, the Company issued 400,000 shares of common stock for cash amounting to $39,000.

For the period ending March 31, 2007, the Company issued 225,000 shares for officers and directors compensation.

As of March 31, 2007, Common stock, $0.001 par value, 50,000,000 shares authorized; 7,020,300 shares of common stock issued and outstanding.

8.	SUBSEQUENT EVENTS

The Company issued 60,000 shares for common stocks for cash amounting to $3,000 on April 9, 2007.

PART III

Index to Exhibits.

The following exhibits are filed as a part of this Form 10-SB Registration Statement:

Exhibit No.	Description	Note

3(i)	Articles of Incorporation of The Motion Picture Hall of Fame	(1)

3(ii)	Bylaws of The Motion Picture Hall of Fame	(1)

10	Agreement of March 26, 2004 between The Motion Picture Hall of Fame and Ripley Leisure Entertainment	(1)

10.1	Letter of Intent of December 16, 2005 between Diversified Lending Group, Inc. and The Motion Picture Hall of Fame

99	Service Mark, Reg. No. 2,749,838 issued by United States Patent and Trademark Office	(1)
_____________
(1)	Previously filed on May 1, 2005 with Form 10-SB12G Registration Statement, Commission File No. 000-51101; incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MOTION PICTURE HALL OF FAME, INC.

By:	/s/ Robert Alexander
Robert Alexander, President

June 29, 2007

THE MOTION PICTURE HALL OF FAME, INC.

COMMISSION FILE NUMBER ___________________

FORM 10-SB

EXHIBIT INDEX

The following exhibits are filed as a part of this Form 10-SB Registration Statement:

Exhibit No.	Description	Note

3(i)	Articles of Incorporation of The Motion Picture Hall of Fame	(1)

3(ii)	Bylaws of The Motion Picture Hall of Fame	(1)

10	Agreement of March 26, 2004 between The Motion Picture Hall of Fame and Ripley Leisure Entertainment	(1)

10.1	Letter of Intent of December 16, 2005 between Diversified Lending Group, Inc. and The Motion Picture Hall of Fame

99	Service Mark, Reg. No. 2,749,838 issued by United States Patent and Trademark Office	(1)

(1)	Previously filed on May 1, 2005 with Form 10-SB12G Registration Statement, Commission File No. 000-51101; incorporated herein by reference.